The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

Mark D. Waltermire
  Chief Financial Officer

March 2, 2010

Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          The Laclede Group, Inc. & Laclede Gas Company
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 20, 2009
File Nos. 1-16681 & 1-1822

Dear Mr. Mew:

The following comment and supplementary information are in response to your letter dated February 16, 2010 to me regarding the above-captioned filing of The Laclede Group, Inc. and Laclede Gas Company.

Form 10-K for the fiscal year ended September 30, 2009

1.	Summary of Significant Accounting Policies, page 49

Natural Gas Receivable, page 53.

1.
Please explain to us the terms of your park and loan transactions.  A detailed example of both a park and loan transaction, including relevant journal entries used to record the transactions throughout their entire cycle, would facilitate our review.  Further, citing for us the applicable GAAP literature used please explain to us why such transactions are accounted for at carrying value as opposed to fair value.  Also, explain to us and disclose how you are accounting for the NYMEX gas contracts, and provide to us the supporting journal entries used to account for such contracts.  Please include in your explanation how you are classifying the park and loan transactions, and the NYMEX contracts, on your consolidated statements of income and cash flows.  Lastly, provide to us a summary of prevailing industry practice

Response:	regarding the classification of park and loan transactions on the statement of income and cash flows. Please be detailed in your response.

The Laclede Group’s consolidated financial statements include the effect of park and loan transactions entered into by its wholly-owned natural gas marketing subsidiary, Laclede Energy Resources, Inc. (LER).  Laclede Gas Company does not enter into park and loan transactions, so there is no effect on the separate financial statements of Laclede Gas Company.  The majority of LER’s park and loan transactions involve LER purchasing and delivering natural gas to the pipelines for return from the pipelines at later dates.  LER also occasionally receives natural gas from the pipelines for return at later dates; but these transactions represent less than one-half of one percent of LER’s annual sales volumes for each of the last two fiscal years and are not material to the consolidated results of operations or financial position of The Laclede Group.

We view LER’s park and loan agreements with natural gas pipeline companies as exchange transactions.  Under these agreements, LER delivers natural gas to the pipeline company in exchange for the right to receive the same quantity of natural gas at a future date specified in the agreement.  As such, the natural gas is returned by the pipeline and available to LER for sale to its customers only at the specified future dates.  Both the use of the asset and the risk of loss reside with the pipeline until the natural gas is returned to LER.  The terms of these agreements are twelve months or less.  Once LER delivers its natural gas to the pipeline, it has the right to receive natural gas only at the future date specified in the agreement.  LER purchases the natural gas in the same accounting period as it is delivered to the pipeline and sells the natural gas to its customers in the same accounting period as it is received from the pipeline.  No cash is exchanged between LER and the pipeline related to the natural gas commodity.  LER pays a service fee to the pipeline for this service pursuant to the terms of the pipeline’s tariff, which is approved by the Federal Energy Regulatory Commission.  Therefore, the cash flows associated with the park and loan agreements are limited to the service fees paid to the pipelines.

The delivery of natural gas to the pipeline and the receipt of natural gas back from the pipeline are nonmonetary transactions under FASB Accounting Standards Codification (ASC) Topic 845, “Nonmonetary Transactions.”  That guidance states that exchanges to facilitate sales to customers in the same line of business should be recorded at the value of the nonmonetary asset relinquished, not at fair value. The receipt and delivery of in-kind natural gas volumes are transactions that are entered into in contemplation of each other.  Under ASC 845-10-15-6, two or more purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined.  ASC 845-10-30-16 states that these types of exchanges should be recognized at the carrying amount of the natural gas transferred.  No gain or loss is recognized.

LER purchases natural gas from other third parties and delivers it directly to the pipeline.  Accordingly, under this arrangement, it recognizes a Natural Gas Receivable asset for the in-kind volumes to be returned at a later date.  The value of this asset is equal to the cost of the natural gas relinquished in exchange for the right to receive the same quantity of natural gas in the future.  The value of the Natural Gas Receivable asset also includes the pipeline’s service fee.  This service fee is viewed as a fee to facilitate the physical exchange, since there are no other services provided during the term of the agreement.  To achieve a matching of revenue and expense, this amount is expensed in the Statements of Consolidated Income as a Non-Regulated Gas Marketing Operating Expense when the pipeline company returns the natural gas to LER in the future period, concurrent with LER’s sale of that natural gas to a third party.

To protect itself from changes in the fair value of natural gas during the term of the agreement, LER uses fixed price physical sales agreements or NYMEX futures contracts. Typically, the fixed price physical sales arrangements are eligible for the normal sales election pursuant to ASC Topic 815, “Derivatives and Hedging,” and are accounted for on an accrual basis.  More often, LER may sell NYMEX futures contracts, which are frequently designated as cash flow hedges pursuant to ASC Topic 815.  As such, the effective portion of the gain or loss on the futures contracts is not recognized in earnings until the time that the natural gas is returned by the pipeline and sold by LER to its customers.  Disclosures related to LER’s cash flow hedges are included in Note 11 on page 72 of our fiscal 2009 Form 10-K.

The accounting treatment for these natural gas exchange agreements, combined with the accounting treatment afforded related risk management transactions, reflects the economics of the transactions and achieves matching of the expense with the value of the related sales revenues, thereby, clearly reflecting periodic income.  Accordingly, in the period that the natural gas is returned to LER, concurrent with the sale of the natural gas to a third party and revenue recognition, the related Natural Gas Receivable is credited and a corresponding expense is recognized in the Statements of Consolidated Income.  At that same time, realized gains or losses on the NYMEX futures contract associated with the anticipated sale are also reclassified from Accumulated Other Comprehensive Income (AOCI) into the Statements of Consolidated Income.

LER enters into park and loan transactions with pipeline companies primarily for LER’s operational and gas supply purposes.  As such, the cash flows from these transactions are recorded as operating activities in the Statements of Consolidated Cash Flows.  The change in Natural Gas Receivable assets is included in the Other Assets and Liabilities line on the Statements of Consolidated Cash Flows.  The net effect of the revenues and natural gas expense, including the effect of reclassified amounts from AOCI for realized gains and losses on the NYMEX contracts, is included in net income and also classified as operating activities.

A summary of prevailing industry practice regarding the classification of park and loan transactions on the statements of income and cash flows is unavailable as we do not have sufficient information to make such a judgment.  Further, we are aware of only a limited number of companies disclosing information about these types of transactions and we are not able to determine from their disclosures in their SEC filings if individual fact patterns and circumstances are materially similar to ours.  Our accounting policy governing these types of transactions was disclosed in our fiscal 2009 Form 10-K.

An illustration of the relevant journal entries associated with a park and loan agreement to deliver natural gas to the pipeline in exchange for the right to receive natural gas back in a future period is presented below.  Journal entries associated with the related cash flow hedge transaction are also provided.

Assumption: 10,000 volumes of natural gas are purchased at $5.00 in October and immediately delivered to the pipeline in exchange for the right to receive the same volume of natural gas in December.  Simultaneously, LER sells a NYMEX futures contract for the month of December with a strike price of $6.00, which ultimately settles at the end of November at $4.00, reflecting the market price of natural gas in December.  The service fee charged by the pipeline is $6,000.  In December, the natural gas is returned to LER and sold to LER customers, and all components of the transaction are recognized in the Statement of Consolidated Income.  At inception, the expected pre-tax margin is $4,000.  Because the sales price was hedged, the actual pre-tax margin recognized in the Statement of Consolidated Income on the physical sale of natural gas in December is $4,000.

Journal Entries

October
Record purchase of natural gas that is immediately exchanged and delivered to pipeline, at cost
Debit natural gas receivable	$50,000
Credit cash	$50,000

Record service fee to pipeline
Debit natural gas receivable	$6,000
Credit cash	$6,000

Sale of December futures contract and designation of cash flow hedge (no journal entry required)

November
Record change in fair value of futures contract since inception, assuming no ineffectiveness
Debit derivative instrument assets	$20,000
Credit accumulated other comprehensive income	$20,000

December
Record settlement of futures contract
Debit cash	$20,000
Credit derivative instrument assets	$20,000

Record sale of natural gas returned by pipeline
Debit cash (accounts receivable)	$40,000
Credit non-regulated gas marketing operating revenues	$40,000

Expense cost of natural gas
Debit non-regulated gas marketing operating expenses	$50,000
Credit natural gas receivable	$50,000

Expense pipeline service fee
Debit non-regulated gas marketing operating expenses	$6,000
Credit natural gas receivable	$6,000

Reclassify gain on futures contract from accumulated other comprehensive income
Debit accumulated other comprehensive income	$20,000
Credit non-regulated gas marketing operating revenues	$20,000

11.	Derivative Instruments and Hedging Activities, page 72.

2.
We note your derivative assets and liabilities presented within this footnote do not agree to your balance sheet given the disclosure requirement to present derivative instruments on a gross basis.  Please provide a reconciliation to the net amounts of derivative assets and liabilities classified on your balance sheet in future filings.

Response:

While we believe our disclosures are in compliance with the provisions of SFAS No. 161, as codified in ASC Topic 815, we will enhance our disclosures in future annual and interim filings to include reconciliations to the net amounts of derivative assets and liabilities classified on the balance sheets.  Such reconciliations will be included in filings for both Laclede Group and Laclede Gas in the Derivative Instruments & Hedging Activities note below the Fair Value of Derivative Instruments table in that note.  Below is an example of the type of reconciliation to be included in future filings using the information from the note in our fiscal 2009 Form 10-K.

(Thousands)                                                                                              At September 30, 2009
Fair value of derivative instrument assets, presented above                                                         $(42,048)
Fair value of cash margin receivables                                                                                                    59,226
Derivative instrument assets, per consolidated balance sheet                                                      $  17,178

Fair value of derivative instrument liabilities, presented above                                                     $     (976)
Fair value of cash margin payables                                                                                                                 --
Derivative instrument liabilities, per consolidated balance sheet                                                  $     (976)*
*Included in the Other line of Current Liabilities

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated February 16, 2010 but if any items require clarifications, please contact me at 314-342-0840 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

  Sincerely,

                                  /s/ Mark D. Waltermire

cc:           Robert Babula
Donna Di Silvio